# MEDIA RELEASE

## Adecco Group organic sales growth accelerates in Q2

### Q2 2004 highlights:

- **Revenues** up 6% at EUR 4.3 billion (up 8% in constant currency)
- **Gross margin** stabilized at 16.8% in Q2 2004
- **Operating income before amortisation** down 16% at EUR 114 million, but up 15% excluding the impact of costs associated with the 2003 financial reporting delay
- **Net income** up 11% to EUR 95 million including EUR 30 million gain on sale of jobpilot
- **EPS** of EUR 0.51 for the second quarter compared to EUR 0.46 for the same period last year

- **Adecco Staffing**, which accounts for 89% of Group revenues, grew revenues by 7% (up 8% in constant currency) and contribution by 22%
- **Ajilon Professional** also reported positive operational gearing, converting 8% revenue growth into 22% contribution increase
- **LHH Career Services** revenues down 30%, reflecting the market cycle

- **Investigation** by independent counsel now complete without finding anything financially material to the Adecco Group

### First Half 2004 highlights:

- **Revenues** up 3% at EUR 8.1 billion
- **Operating income before amortisation** down 30% at EUR 174 million, but up 1% excluding the impact of costs associated with the 2003 financial reporting delay
- **Net income** down 17% to EUR 125 million including EUR 30 million gain on sale of jobpilot
- **EPS** of EUR 0.67 for the first half compared to EUR 0.80 for the same period last year
- **Net debt** further reduced by EUR 132 million to EUR 792 million

**CHESEREX, SWITZERLAND - September 7, 2004**: Commenting on the results Jérôme Caille, Adecco Group Chief Executive Officer, said:

*"We are pleased with the acceleration of sales growth across the globe, reflecting the quality of our client relationships and the commitment of our people. This has been achieved together with gross margin stabilisation and we are encouraged by the improving performance of the US business. We are moving into the second half of the year with confidence."*

**Sales**
Group sales for the second quarter rose 6% in Euro, and 8% in constant currency, representing a doubling of sales growth over the first quarter.

**Gross Margin**
Gross margin at group level showed a sequential improvement of 30bp[1] from 16.5% in Q1 2004 to 16.8% in Q2 2004. Year on year, gross margin declined 20bp from 17.0% in Q2 2003 to 16.8% in Q2 2004. Revenue decline in the LHH Career Services division in Q2 2004 led to a negative impact of 40bp in the Group gross margin. Thus, excluding the LHH Career Services division, gross margin improved 20bp this quarter compared to last year's second quarter. This gross margin performance

---

[1] Bp: basis point

reflects a wide variety of margin experience globally. Solid margin improvements were achieved in Adecco Staffing and in Ajilon Professional. In Adecco Staffing North America, gross margin improved 50bp in Q2 2004 compared to Q1 2004, reflecting the early results of initiatives aimed at restoring prices and profitability.

**Operating Costs**
In the second quarter, operating costs rose 5% at constant rates in response to further sales acceleration. This excludes costs associated with the 2003 financial reporting delay of EUR 41 million. Taking into account these costs, operating costs increased 12% at constant rates. As a percentage of sales the operational cost ratio dropped a further 50bp to 13.2%, excluding costs associated with the 2003 financial reporting delay.

**Operating Income before Amortisation**
In the second quarter, operating income before amortisation, excluding costs associated with the 2003 financial reporting delay of EUR 41 million, was up 15% at EUR 155 million. Taking into account costs associated with the 2003 financial reporting delay, operating income before amortisation declined by 16%. Operating margin before amortisation and costs associated with the 2003 financial reporting delay increased by 20bp to 3.6% in Q2 2004 from 3.4% in Q2 2003.

**Net income and EPS[2]**
Net income was up 11% to EUR 95 million in the second quarter, a basic EPS of EUR 0.51 for Q2 2004 compared to EUR 0.46 for the second quarter last year. In the first half, net income was down 17% to EUR 125 million. Basic EPS for the first half was EUR 0.68 compared to EUR 0.80 for the first half of last year. Net income and basic EPS figures for both first half and second quarter 2004 include EUR 30 million gain on sale of jobpilot in April 2004.

**Cash Flow and Net Debt**
Cash flow from operations was EUR 33 million in the first six months, which represents a decrease of EUR 151 million compared with the same period last year. This decrease reflects primarily cash outflow of EUR 57 million associated with the 2003 financial reporting delay; cancellation of UK securitisation program of EUR 50 million and additional working capital needed to support growth.

Net debt was further reduced by EUR 132 million in the first half to EUR 792 million.

**Currency Impact**
Currency fluctuations reduced reported sales by 2% and operating income before amortization by 1% in the second quarter. In the first half, the negative currency impact was 3% and 1% for sales and operating income before amortisation, respectively.

**US GAAP Results**
For the first six months ended June 27, 2004, the Adecco Group reported under US Generally Accepted Accounting Principles (**US GAAP**) **revenues** of EUR 8.1 billion, **operating income** of EUR 173 million, which includes EUR 1 million amortisation of intangibles, **income from continuing operations** of EUR 95 million and a **net income** of EUR 125 million, which includes EUR 30 million gain from the sale of jobpilot.

**Adecco Staffing Division**
Adecco Staffing is the number 1 in the world, ranked number 1or 2 in 11 of the 13 largest staffing markets. In this quarter, the division accounted for 89% of group revenue and 85% of total contribution generated by operating units. The quarter saw a year on year increase in sales of 8% in constant currency to EUR 3.8 billion, with all regions delivering sales growth. This represents a strong acceleration against a first quarter revenue growth of 5% in constant currency. Operating income before amortisation in this quarter grew 22% in constant currency to EUR 155 million, resulting in a 50bp contribution margin increase compared to the second quarter of 2003.

- Adecco France sales grew 5% in the quarter and we again gained market share in a flat market. Provisions of EUR 12 million were released at gross margin level in Q2 2004. A similar amount of these provisions had been released at gross margin level in Q2 2003.

---

[2] EPS: Earnings per share

- Adecco North America sales rose 8% in constant currency, a healthy improvement on the first quarter, when revenues grew 3% in constant currency. In the second quarter, Adecco North America increased its contribution compared to Q2 2003.
- Adecco UK sales grew 5% in constant currency, supported by an active branch opening program.
- Adecco Japan grew by 11%, supporting regional Asia Pacific sales growth of 12%, both in constant currency. We are on track to open our 50 planned new branches for this year.
- Adecco Italy sales grew by 19% compared with 12% in Q1 2004. We anticipate that Italy will remain the highest growth country of our major European markets this year.
- Adecco Germany grew sales by 15% up from a 2% decline in Q1 2004, reflecting market conditions and measures taken by our German management team.
- Adecco Iberia delivered sales growth of 3% with a continued extension of our service offering.
- Adecco Benelux achieved strong sequential sales improvement from being flat in Q1 2004 to being up 14% in Q2 2004 with excellent operational gearing.

**Ajilon Professional Division**
Ajilon Professional is ranked number 3 in the global professional staffing market.

In the Ajilon Professional Services Division, which represented 10% of group revenues, sales for the quarter were up 8% in Euro and 9% in constant currency to EUR 448 million, growing for the first time faster than the group.  Operating income before amortisation was up 22% in Euro and 24% in constant currency to EUR 22 million, a 4.9% return on sales, representing a 60bp improvement in margins over the second quarter of 2003.

Amongst the major business units, Ajilon UK Consulting delivered strong sales growth of over 20% in Q2 2004, its highest sales growth in nine quarters, together with 30bp gross margin increase. Enhancement in the temp-perm business mix, particularly in the Office and Finance segments, also helped margin increase.

**LHH Career Services Division**
Lee Hecht Harrison (LHH) is ranked number 2 in the world outplacement and career services market.

In the LHH Career Services Division, which represented 1% of group sales and 3% of contribution generated by operating units, revenues fell by 30% in Euro and 25% in constant currency to EUR 39 million, due to continuing cyclical deceleration in demand. Contribution declined by 63% (down 60% in constant currency) to EUR 6 million.  Revenue growth in this counter-cyclical business is positioned to resume as M&A activity picks up.

**Discontinued operations**
As previously announced the sale of jobpilot was completed in April 2004. A book profit of EUR 30 million, including a favourable currency impact, has been realised in the second quarter.

**Controls and compliance**
As previously announced Adecco's Audit Committee commissioned, in 2003, an independent investigation by US and Swiss independent counsel and overseen by an independent monitor. This investigation is now fully complete and did not find anything financially material to the Adecco Group.

Adecco is working to strengthen its internal controls in areas identified during the 2003 audit.

Adecco is committed to maintaining the highest standards of ethical business conduct. To further strengthen group practices in this area, Adecco has today announced the appointment of a full-time Chief Compliance and Business Ethics Officer to oversee worldwide compliance practices and business ethics within the group reporting to the Board.

**Outlook**
As we said in Q1, worldwide demand for temporary staffing continued to grow and Adecco expects it to further strengthen into 2005. The strengthening business environment underpins the recent stabilisation in gross margin and we are committed to improving margins further as market conditions allow.  Profitability will be less impacted by the costs related to the 2003 financial reporting delay in the second half of the year.

Adecco remains confident about the medium term profitability outlook due to the increase in the number of permanent placements, the recovery of the professional staffing sector and the accelerated growth in countries undergoing favourable regulatory changes.

## Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the "Company") as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company's forward-looking statements include, among other things: the outcome of investigations by governmental agencies or stock exchanges; the pace of economic recovery in various regions and the demand for temporary staffing; the impact and result of any litigation (including US class action litigation); any adverse developments in existing commercial relationships, disputes or legal proceedings; volatility of the Company's stock price; intense competition in the markets in which the Company competes; and negative reactions from the Company's shareholders, creditors or vendors with respect to any of the foregoing matters.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company's Annual Report on Form 20-F for the year ended December 28, 2003, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

**About Adecco**
Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions.  The Adecco Group network connects **650,000 associates** with business clients each day through its network of **28,000 employees** and **6,000 offices** in **71** territories around the world.  Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: **Adecco Staffing**, **Ajilon Professional** and **LHH Career Services**.  In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marche (EURONEXT: ADE).

*Further information can be found at the Investor Relations page at www.adecco.com.*

Contacts:

**Adecco Corporate investor relations**
Investor.relations@adecco.com or ++41 44 878 8884

**Cubitt Consulting**
Simon Broklebank-Fowler/Fergus Wylie
kate.martens@cubitt.com or +44 (0) 207 367 5100

# Selected Financial Highlights

| EUR millions | Three months ended | | | | Six months ended | | | |
|---|---|---|---|---|---|---|---|---|
| | **June 27, 2004** | **June 29, 2003** | **% change** | | **June 27, 2004** | **June 29, 2003** | **% change** | |
| | | | EUR | Constant | | | EUR | Constant |
| Net service revenues | 4,280 | 4,028 | *6%* | *8%* | 8,080 | 7,853 | *3%* | *6%* |
| Operating income before amortisation 1) | 114 | 136 | *-16%* | *-15%* | 174 | 248 | *-30%* | *-29%* |
| Amortisation of intangibles | (1) | (1) | | | (1) | (2) | | |
| Operating income | 113 | 135 | *-16%* | | 173 | 246 | *-30%* | |
| Income from continuing operations | 65 | 87 | *-25%* | | 95 | 151 | *-37%* | |
| Income (loss) from discontinued operations | 30 | (1) | | | 30 | (1) | | |
| Net income | 95 | 86 | *11%* | | 125 | 150 | *-17%* | |
| | | | | | | | | |
| Basic earnings per share: | | | | | | | | |
|   Continuing operations | 0.35 | 0.46 | | | 0.51 | 0.81 | | |
|   Discontinued operations | 0.16 | - | | | 0.16 | (0.01) | | |
|   Net income | 0.51 | 0.46 | | | 0.67 | 0.80 | | |
| Diluted earnings per share: | | | | | | | | |
|   Continuing operations | 0.34 | 0.46 | | | 0.50 | 0.80 | | |
|   Discontinued operations | 0.15 | (0.01) | | | 0.15 | (0.01) | | |
|   Net income | 0.49 | 0.45 | | | 0.65 | 0.79 | | |
| Weighted average shares | 186,986,840 | 186,699,026 | | | 186,986,215 | 186,698,165 | | |
| Diluted shares | 201,457,779 | 192,110,784 | | | 201,542,460 | 192,084,638 | | |

1) Operating income before amortisation is a non-U.S. GAAP (U.S. generally accepted accounting principles) information used by management as supplementary information. It includes EUR 41 million and EUR 77 million, in the second quarter and in the first half of 2004 respectively, of costs associated with the 2003 financial reporting delay.

**Adecco**

## Consolidated Statements of Operations

| EUR millions | Three months ended | | | | Six months ended | | | |
|---|---|---|---|---|---|---|---|---|
| | **June 27, 2004** | **June 29, 2003** | % change | | **June 27, 2004** | **June 29, 2003** | % change | |
| | | | EUR | Constant | | | EUR | Constant |
| **Net service revenues** | **4,280** | **4,028** | 6% | 8% | **8,080** | **7,853** | 3% | 6% |
| Direct costs of services | (3,561) | (3,342) | | | (6,734) | (6,494) | | |
| Gross margin | 719 | 686 | | | 1,346 | 1,359 | | |
| | *16.8%* | *17.0%* | | | *16.7%* | *17.3%* | | |
| Selling, general & administrative expenses | (605) | (550) | | | (1,172) | (1,111) | | |
| | *14.1%* | *13.7%* | | | *14.5%* | *14.2%* | | |
| **Operating income before amortisation** 1) | **114** | **136** | -16% | -15% | **174** | **248** | -30% | -29% |
| | *2.7%* | *3.4%* | | | *2.1%* | *3.2%* | | |
| Amortisation of intangibles | (1) | (1) | | | (1) | (2) | | |
| **Operating income** | **113** | **135** | -16% | | **173** | **246** | -30% | |
| | *2.6%* | *3.3%* | | | *2.1%* | *3.1%* | | |
| Interest and other expenses | (12) | (16) | | | (25) | (39) | | |
| Provision for income taxes | (36) | (32) | | | (53) | (56) | | |
| **Income from continuing operations** | **65** | **87** | -25% | | **95** | **151** | -37% | |
| | *1.5%* | *2.2%* | | | *1.2%* | *1.9%* | | |
| Income (loss) from discontinued operations | 30 | (1) | | | 30 | (1) | | |
| **Net income** | **95** | **86** | 11% | | **125** | **150** | -17% | |
| | *2.2%* | *2.1%* | | | *1.5%* | *1.9%* | | |
| Basic earnings per share: | | | | | | | | |
|   Continuing operations | 0.35 | 0.46 | | | 0.51 | 0.81 | | |
|   Discontinued operations | 0.16 | - | | | 0.16 | (0.01) | | |
|   Net income | 0.51 | 0.46 | | | 0.67 | 0.80 | | |
| Diluted earnings per share: | | | | | | | | |
|   Continuing operations | 0.34 | 0.46 | | | 0.50 | 0.80 | | |
|   Discontinued operations | 0.15 | (0.01) | | | 0.15 | (0.01) | | |
|   Net income | 0.49 | 0.45 | | | 0.65 | 0.79 | | |
| Weighted average shares | 186,986,840 | 186,699,026 | | | 186,986,215 | 186,698,165 | | |
| Diluted shares | 201,457,779 | 192,110,784 | | | 201,542,460 | 192,084,638 | | |

1) Operating income before amortisation is a non-U.S. GAAP (U.S. generally accepted accounting principles) information used by management as supplementary information. It includes EUR 41 million and EUR 77 million, in the second quarter and in the first half of 2004 respectively, of costs associated with the 2003 financial reporting delay.

**Adecco**

## Net Service Revenues and Contribution* by Division & Geographical Segment

| Q2 2004 EUR millions | Net Services Revenues | | | | Contribution* | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | Variance % | | 2004 | 2003 | Variance % | |
| | | | EUR | Constant | | | EUR | Constant |
| **Adecco Staffing** | | | | | | | | |
| Europe | 2,557 | 2,372 | 8 | 8 | 123 | 102 | 20 | 20 |
| North America | 735 | 732 | 0 | 8 | 11 | 7 | 66 | 76 |
| Asia Pacific | 402 | 355 | 14 | 12 | 18 | 17 | 12 | 11 |
| Rest of World | 99 | 99 | 1 | 10 | 3 | 2 | 67 | 85 |
| **Total** | **3,793** | **3,558** | **7** | **8** | **155** | **128** | **22** | **22** |
| **Ajilon Professional** | | | | | | | | |
| Europe | 217 | 188 | 15 | 12 | 8 | 4 | 89 | 77 |
| North America | 176 | 177 | -1 | 6 | 11 | 12 | -5 | 1 |
| Asia Pacific | 55 | 50 | 9 | 5 | 3 | 1 | 23 | 20 |
| Rest of World | | | | | | | | |
| **Total** | **448** | **415** | **8** | **9** | **22** | **17** | **22** | **24** |
| **Career Services** | | | | | | | | |
| Europe | 7 | 9 | -27 | -27 | 0 | 2 | -123 | -123 |
| North America | 32 | 46 | -30 | -25 | 6 | 15 | -57 | -54 |
| Asia Pacific | | | | | | | | |
| Rest of World | | | | | | | | |
| **Total** | **39** | **55** | **-30** | **-25** | **6** | **17** | **-63** | **-60** |
| **Total Operating Units** | **4,280** | **4,028** | **6** | **8** | **183** | **162** | **13** | **15** |

### Adecco Group Summary

**By Division**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Adecco Staffing | 3,793 | 3,558 | 7 | 8 | 155 | 128 | 22 | 22 |
| Ajilon Professional | 448 | 415 | 8 | 9 | 22 | 17 | 22 | 24 |
| Career Services | 39 | 55 | -30 | -25 | 6 | 17 | -63 | -60 |

**By Region**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Europe | 2,781 | 2,569 | 8 | 8 | 131 | 108 | 21 | 21 |
| North America | 943 | 955 | -1 | 6 | 28 | 34 | -15 | -9 |
| Asia Pacific | 457 | 405 | 13 | 11 | 21 | 18 | 13 | 12 |
| Rest of World | 99 | 99 | 1 | 10 | 3 | 2 | 67 | 85 |
| Corporate Expenses | | | | | -69 | -26 | | |
| **Adecco Group** | **4,280** | **4,028** | **6** | **8** | **114** | **136** | **-16** | **-15** |

*Operating income before amortisation at Group level

**Adecco**

## Net Service Revenues and Contribution* by Division & Geographical Segment

| **Half Year 2004** **EUR millions** | **Net Services Revenues** | | | | **Contribution*** | | | |
|---|---|---|---|---|---|---|---|---|
| | **2004** | **2003** | **Variance %** | | **2004** | **2003** | **Variance %** | |
| | | | **EUR** | **Constant** | | | **EUR** | **Constant** |
| **Adecco Staffing** | | | | | | | | |
| Europe | 4,799 | 4,524 | 6 | 6 | 205 | 190 | 8 | 8 |
| North America | 1,383 | 1,469 | -6 | 6 | 13 | 6 | 130 | 138 |
| Asia Pacific | 766 | 698 | 10 | 11 | 24 | 29 | -15 | -14 |
| Rest of World | 190 | 194 | -2 | 9 | 6 | 1 | 985 | 911 |
| **Total** | **7,138** | **6,885** | **4** | **7** | **248** | **226** | **10** | **11** |
| **Ajilon Professional** | | | | | | | | |
| Europe | 418 | 387 | 8 | 8 | 15 | 9 | 64 | 59 |
| North America | 335 | 365 | -8 | 2 | 17 | 19 | -11 | -2 |
| Asia Pacific | 107 | 97 | 10 | 6 | 5 | 4 | 10 | 9 |
| Rest of World | | | | | | | | |
| **Total** | **860** | **849** | **1** | **5** | **37** | **32** | **13** | **18** |
| **Career Services** | | | | | | | | |
| Europe | 14 | 17 | -19 | -18 | 1 | 3 | -86 | -86 |
| North America | 68 | 102 | -33 | -24 | 16 | 34 | -52 | -45 |
| Asia Pacific | | | | | | | | |
| Rest of World | | | | | | | | |
| **Total** | **82** | **119** | **-31** | **-23** | **17** | **37** | **-54** | **-49** |
| **Total Operating Units** | **8,080** | **7,853** | **3** | **6** | **302** | **295** | **2** | **5** |

**Adecco Group Summary**

**By Division**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Adecco Staffing | 7,138 | 6,885 | 4 | 7 | 248 | 226 | 10 | 11 |
| Ajilon Professional | 860 | 849 | 1 | 5 | 37 | 32 | 13 | 18 |
| Career Services | 82 | 119 | -31 | -23 | 17 | 37 | -54 | -49 |

**By Region**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Europe | 5,231 | 4,928 | 6 | 6 | 221 | 202 | 9 | 9 |
| North America | 1,786 | 1,936 | -8 | 3 | 46 | 59 | -21 | -12 |
| Asia Pacific | 873 | 795 | 10 | 11 | 29 | 33 | -12 | -11 |
| Rest of World | 190 | 194 | -2 | 9 | 6 | 1 | 985 | 911 |
| Corporate Expenses | | | | | -128 | -47 | | |
| **Adecco Group** | **8,080** | **7,853** | **3** | **6** | **174** | **248** | **-30** | **-29** |

*Operating income before amortisation at Group level

## Consolidated Balance Sheets

**EUR millions**

| | June 27, 2004 | December 28, 2003 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash and cash equivalents | 633 | 565 |
| Short-term investments | 412 | 403 |
| Trade accounts receivable, net | 3,270 | 2,947 |
| Other current assets | 279 | 308 |
| Current assets from discontinued operations | - | 14 |
| Total current assets | 4,594 | 4,237 |
| | | |
| Property, equipment and leasehold improvements, net | 299 | 327 |
| Other assets | 418 | 438 |
| Intangibles, net | 2 | 3 |
| Goodwill, net | 1,267 | 1,241 |
| Other assets from discontinued operations | - | 60 |
| **Total assets** | **6,580** | **6,306** |
| | | |
| **LIABILITIES** | | |
| Current liabilities | | |
| Short-term debt and current | | |
| maturities of long-term debt | 335 | 377 |
| Accounts payable and accrued expenses | 2,928 | 2,762 |
| Current liabilities from discontinued operations | - | 12 |
| Total current liabilities | 3,263 | 3,151 |
| | | |
| Long-term debt | 1,502 | 1,479 |
| Other liabilities | 129 | 125 |
| Other liabilities from discontinued operations | - | 4 |
| **Total liabilities** | **4,894** | **4,759** |
| | | |
| **Minority interests** | **1** | **-** |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| Common shares | 116 | 116 |
| Additional paid-in capital | 2,008 | 1,993 |
| Accumulated deficit | (477) | (602) |
| Accumulated and other comprehensive income | 43 | 45 |
| | 1,690 | 1,552 |
| Less: Treasury stock, at cost | (5) | (5) |
| **Total shareholders' equity** | **1,685** | **1,547** |
| | | |
| **Total liabilities and shareholders' equity** | **6,580** | **6,306** |



# Consolidated Statements of Cash Flows

| EUR millions | Six months ended | |
| --- | --- | --- |
| | **June 27, 2004** | **June 29, 2003** |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | 125 | 150 |
| Adjustments to reconcile net income (loss) to net cash and cash equivalents from operating activities of continuing operations: | | |
|     (Income) / loss from discontinued operations | (30) | 1 |
|     Depreciation | 61 | 65 |
|     Amortisation of intangibles | 1 | 1 |
|     Other charges | 30 | 17 |
| Changes in operating assets and liabilities, net of acquisitions: | | |
|     Trade accounts receivable | (311) | (211) |
|     Accounts payable and accrued expenses | 148 | 116 |
|     Other current assets | (12) | 47 |
|     Non-current assets and liabilities | 21 | (2) |
| **Cash flows from operating activities of continuing operations** | **33** | **184** |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Capital expenditures, net of proceeds | (29) | (31) |
| Acquisitions | (1) | - |
| Change of short-term investments | 20 | - |
| Other investing activities | 3 | 6 |
| **Cash flows from (used in) investing activities of continuing operations** | **(7)** | **(25)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Net increase (decrease) in short-term debt | (13) | (49) |
| Repayment of long-term debt | (34) | (8) |
| Dividends paid to shareholders | - | (75) |
| Other financing activities | 17 | 109 |
| **Cash flows from (used in) financing activities of continuing operations** | **(30)** | **(23)** |
| **Effect of exchange rate changes on cash** | **8** | **(26)** |
| **Net proceeds from sale of discontinued operations** | **64** | **-** |
| | | |
| Net increase in cash and cash equivalents | 68 | 110 |
| Cash and cash equivalents: | | |
|     Beginning of period | 565 | 208 |
|     End of period | 633 | 318 |

| | | |
| --- | --- | --- |
| **Supplemental disclosure of non-cash investing activities:** | | |
| Stock received in the sale of jobpilc | 24 | - |